Exhibit 12.1

Aon Corporation and Consolidated Subsidiaries

Combined With Unconsolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Nine Months ended
	September 30,		Years Ended December 31,
(millions except ratio)	2011	2010	2010	2009	2008	2007	2006

Income from continuing operations before income taxes and noncontrolling interests	$1,000	$699	$1,059	$949	$879	$1,023	$738

Less: Equity in earnings on less than 50% owned entities	(7)	3	10	11	5	6	5

Add back fixed charges:

Interest on indebtedness	186	117	182	122	126	138	129

Interest on uncertain tax positions	1	1	(1)	2	—	2	—

Portion of rents representative of interest factor	37	29	48	48	47	75	79

Income as adjusted	$1,231	$843	$1,278	$1,110	$1,047	$1,232	$941

Fixed charges:

Interest on indebtedness	$186	$117	$182	$122	$126	$138	$129

Interest on uncertain tax positions	1	1	(1)	2	—	2	—

Portion of rents representative of interest factor	37	29	48	48	47	75	79

Total fixed charges	$224	$147	$229	$172	$173	$215	$208

Ratio of earnings to fixed charges	5.5	5.7	5.6	6.5	6.1	5.7	4.5